l:\secfiles\11-K\1995\gmssp_95\salemp95.doc 20

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549-1004
                                  FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934


For the fiscal year ended December 31, 1995
                          -----------------


                  OR


    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934


For the transition period from                       to
                               ---------------------    ---------------------


Commission file number 2-14960
                       -------



                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES
                ----------------------------------------------
                           (Full title of the plan)


                          General Motors Corporation
               767 Fifth Avenue, New York, New York 10153-0075
             3044 West Grand Blvd., Detroit, Michigan 48202-3091
             ---------------------------------------------------
              (Name of issuer of the securities held pursuant to
                  the plan and the address of its principal
                              executive offices)



Registrant's telephone number, including area code (313)-556-5000


          Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                                              James H. Humphrey
                                              Chief Accounting Officer
                                              General Motors Corporation
                                              3044 West Grand Blvd.
                                              Detroit, Michigan  48202-3091

FINANCIAL STATEMENTS AND EXHIBIT
- --------------------------------

(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                Page No.
     ----------------------------------------------------------     --------

     General Motors Savings-Stock Purchase
       Program for Salaried Employees in the United States:
         Independent Auditors' Report. . . . . . . . . . . . . . .        3
         Statements of Net Assets Available for Benefits, as of
           December 31, 1995 and 1994. . . . . . . . . . . . . . .        4
         Statements of Changes in Net Assets Available for
           Benefits for the Years Ended December 31, 1995 and 1994        5
         Notes to Financial Statements . . . . . . . . . . . . . .        6
         Supplemental schedules:
           Line 27a-Schedule of Assets Held for Investment
             Purposes as of December 31, 1995. . . . . . . . . . .       17
           Line 27d-Schedule of Reportable Transactions for the
             Year Ended December 31, 1995. . . . . . . . . . . . .       19
         Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)  EXHIBIT
     -------

     Exhibit 23 - Independent Auditors' Consent . . . . . . . . .        21




                                  SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the President's Council of General Motors Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             General Motors Savings-Stock
                                             Purchase Program for Salaried
                                             Employees in the United States
                                             -----------------------------
                                                     (Name of plan)



Date   June 27, 1996              By:

                                             /s/John F. Smith, Jr.
                                             -----------------------------
                                             (John F. Smith, Jr., Chairman
                                             President's Council)

INDEPENDENT AUDITORS' REPORT
- ----------------------------

General Motors Savings-Stock Purchase Program for Salaried Employees in the United States:


We have audited the accompanying statements of net assets available for benefits of the General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1995 and (2) reportable transactions for the year ended December 31, 1995, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Program's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Detroit, Michigan
June 10, 1996

           GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
            FOR SALARIED EMPLOYEES IN THE UNITED STATES

          STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                  AS OF DECEMBER 31, 1995 AND 1994

                                                        1995
     1994
                                                   --------------
- -------------
                                                       (Dollars in Thousands)
ASSETS:
Investments, at fair value (Note A):
  Value of interest in General Motors
    Savings Plans Master Trust (Note C)                $5,888,446      $        -
  Mutual funds                                          1,343,673               -
  Common/Collective Trust - Fixed Income Fund             444,945               -
  General Motors Common Stock Funds:
    $1-2/3 par value                                            -       3,805,136
    Class E, $0.10 par value                                    -         564,691
    Class H, $0.10 par value                                    -         205,189
  United States Government securities                           -         213,962
  The General Motors Balanced Fund Master
    Trust (Note C)                                              -          46,348
  Equity Index Fund                                             -         775,611
  Cash                                                          -          95,185
  Participant Loans                                       448,494         450,432
                                                       ----------       ---------
                                                        8,125,558       6,156,554


Investments, at contract value (Note A) -
  Investment contracts                                  2,382,021       2,633,901
                                                       ----------       ---------
      Total Investments                                10,507,579       8,790,455
                                                       ----------       ---------
Due from broker for securities sold                       154,738               -
Accrued investment income                                  16,408           4,482
                                                       ----------       ---------
      Total assets                                     10,678,725       8,794,937


LIABILITIES:
  Due to brokers for securities purchased                       -          31,452
                                                       ----------       ---------

NET ASSETS AVAILABLE FOR BENEFITS                     $10,678,725      $8,763,485
                                                       ==========       =========


Reference should be made to the Notes to Financial Statements.



                 GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                  FOR SALARIED EMPLOYEES IN THE UNITED STATES

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, l995 AND 1994
                                                       1995               1994
                                                   --------------    -------------
                                                       (Dollars in Thousands)

ADDITIONS:
  Investment income (loss):
    Net appreciation(depreciation) in
      fair value of investments                           $83,587       ($880,407)
    Dividends                                              69,324          97,781
    Interest                                              191,809         226,785
    Net investment earnings from the General
      Motors Savings Plans Master Trust (Note C)        1,472,825               -
    Net investment earnings from the General
      Motors Balanced Fund Master Trust (Note C)                -            (160)
                                                       ----------       ---------
        Total investment income (loss)                  1,817,545        (556,001)
  Contributions:
    Employer                                               81,543          47,136
    Participants                                          378,119         316,382
                                                       ----------       ---------
        Total contributions                               459,662         363,518
                                                       ----------       ---------

    Total additions (deductions)                        2,277,207        (192,483)

DEDUCTIONS - DISTRIBUTIONS TO PARTICIPANTS               (361,967)       (394,157)
                                                       ----------       ---------

NET INCREASE (DECREASE)                                 1,915,240        (586,640)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                     8,763,485       9,350,125
                                                       ----------       ---------
  End of year                                         $10,678,725      $8,763,485
                                                       ==========       =========


Reference should be made to the Notes to Financial Statements.


                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                        NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 1995 AND 1994

A.  THE PROGRAM

  GENERAL - General Motors Corporation (the "Corporation") established the General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program"), a defined contribution plan, effective on October 1, 1955. Eligibility is restricted to regular employees of the Corporation compensated fully or partly by salary and/or commission who are not represented by a labor organization (unless they are eligible through understandings reached between the Corporation and their collective bargaining representatives). Employees are eligible to participate in the Program upon the completion of six months of employment. The Finance Committee of the Corporation's Board of Directors acts as the Program fiduciary and, along with various officers, employees and committees, with authority delegated from the Program fiduciary, controls and manages the operation and administration of the Program subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following brief description of the Program is provided for general information purposes only. Participants should refer to the Program document and prospectus for a complete description of the Program's provisions.

  CONTRIBUTIONS - An eligible participant employed by the Corporation (an "Employee") may elect to contribute to the Program as follows:

   o on an after-tax basis (regular savings), up to 15% of Employee's eligible salary as defined in the Program.

   o on a tax-deferred basis (deferred savings), an amount of eligible salary which is the lesser of (1) $9,240 for 1995 and 1994 or (2) 15% of the Employee's eligible salary for a calendar year.

   o in lieu of receiving a distribution from The General Motors Profit Sharing Plan for Salaried Employees in the United States (the "Profit Sharing Plan"), an Employee may elect to have the Corporation contribute, as tax-deferred savings, 100% of any such amount, which vests immediately.

   o in lieu of receiving a flexible compensation payment from the Corporation, an Employee may elect to have the Corporation contribute, as tax-deferred savings to the extent allowable, 100% of the flexible compensation payment.

   In addition, an Employee also may elect to combine the first two contribution methods disclosed above, provided that the sum of these contributions does not total more than 15% of eligible salary for any calendar year. The sum of all four of the above-described methods of contribution may only exceed 15% of eligible salary by an amount equal to the payout under the Profit Sharing Plan and/or the flexible compensation payment. As defined in the Program document, the Corporation's total matching contribution was limited to 25% of basic savings. Basic savings as defined by the Program is Employee savings up to 6% of an Employee's eligible salary. Effective July 1, 1995, the Corporation increased its total matching contribution to 50% of basic savings. The Corporation's matching contribution is invested entirely in the GM $1-2/3 par value common stock fund and such contributions must remain invested in this fund during the period January through December 31, of the calendar year in which the contributions were made. This period is referred to as the "required retention period".

                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

   An Employee hired on or after January 1, 1993 will automatically have a Corporation contribution amount equal to 1% of the Employee's eligible salary credited monthly to such Employee's account upon attainment of eligibility. This contribution is provided because such Employee will receive different post-retirement benefit treatment from the Corporation than Employees hired prior to January 1, 1993. Such contribution will be credited to the Employee's account whether or not the Employee elects to participate in the Program.

   VESTING - Assets derived from Employee contributions and related Corporation matching contributions and earnings thereon vest immediately on allocation to the employee's account except for employees with less than five years of credited service for whom Corporation contributions and related earnings vest on January 1 following the calendar year of the Program. Forfeitures are used to offset future employer contributions.

   FUND EXCHANGES - Participants may exchange funds between investment options on any business day. This provision does not apply to Employee contributions and Corporation contributions required to be invested in Corporation common stock funds during the required retention period. Employee contributions required to be invested in the Corporation's common stock funds may be exchanged among the Corporation's common stock funds during the required retention period. Corporation contributions may not be exchanged until completion of the required retention period. Participants may also exchange funds in the Profit Sharing fund once each calendar year. No exchanges into the Profit Sharing fund are allowed.

   PARTICIPANT WITHDRAWALS - A participant may withdraw funds in their account at any time after attaining age 59-1/2. Prior to age 59-1/2, employee tax-deferred contributions may only be withdrawn because of termination of employment, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by the Corporation. The amount that may be withdrawn for a financial hardship is limited as defined in the Program. The funds that represent a financial hardship withdrawal must conform to conditions required by the Internal Revenue Service (the "IRS"). A participant who receives a hardship distribution shall have his or her contributions to the Program suspended for a period of 12 months following the distribution as required by law.

   INVESTMENT OPTIONS - The Corporation's contributions are invested in General Motors Corporation $1-2/3 par value common stock. One-half of an Employee's Basic Savings is required to be invested, in 10% increments, in any one or more of the Corporation's Common Stock Funds: (1) GM $1-2/3 par value Common Stock Fund; (2) GM Class E Common Stock Fund; or (3) GM Class H Common Stock Fund. The remainder of an Employee's contributions will be invested at the Employee's direction, in 10% increments, in any of the following investment options:

   o  General Motors $1-2/3 par value Common Stock Fund
   o  General Motors Class E Common Stock Fund, $0.10 par value
   o  General Motors Class H Common Stock Fund, $0.10 par value
   o  Balanced Fund
   o  Equity Index Fund
   o  Income Fund
   o  Mutual Funds

   DESCRIPTION OF INVESTMENT OPTIONS:

   General Motors Common Stock Funds: $1-2/3 Par Value, Class E, $0.10 Par Value, Class H, $0.10 Par Value - Under these investment options, participant's contributions are invested in the respective General Motors common stock. The return on a participant's investment is determined by the market price of the General Motors common stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by each fund.
                                    - 7 -

                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES
   Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will not exercise voting rights with respect to those shares for which a direction has not been received by the required deadline.

   As of January 1, 1995, assets invested in each of the GM Common Stock Funds ($1-2/3 par value, Class E and Class H) are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of the respective GM Common Stock Funds.
   The number of units credited to each participant's account will be determined by the amount of the participant's contributions and the purchase price of a unit in the respective GM Common Stock Fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value.

   Balanced Fund - Under this investment option, initially made available to Program participants on February 1, 1994, contributions are invested in equity and fixed income investments selected from opportunities available in the entire global capital market, including large and small capitalization common stocks, investment and non-investment grade bonds, convertible securities, real estate, emerging market investments, and venture capital, and may be issued by U.S. and non-U.S. issuers.

   From time to time, investment managers may use derivative financial instruments including forward exchange contracts and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Program's interest in funds which utilize such financial instruments is not considered significant to the Program's financial statements.

   Assets invested in the Balanced Fund are expressed in terms of units. The number of units credited to a participant's account will be determined by the amount of the participant's contributions and the unit purchase price. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value.

   Equity Index Fund - Under this investment option, participant contributions are invested in a portfolio of common stocks managed by an investment manager. The investment manager maintains a portfolio which is designed to match the performance of the Standard & Poor's 500 Index.
   This Index is a broad-based index of large companies which operate in a wide variety of industries and market sectors and which represent over two-thirds of the market capitalization of all publicly traded common stocks in the United States.

   Assets invested in the Equity Index Fund are expressed in terms of units. The number of units credited to a participant's account will be determined by the amount of deferred savings and the current value of each unit in the Equity Index Fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value.

   Income Fund - Funds are invested in investment contracts issued by insurance companies. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets. The Income Fund also invests in a short-term fixed income fund (the "Fixed Income Fund") made up of U.S. Government debt obligations and cash. At December 31, 1995, the fair value of the Fixed Income Fund within the Income Fund is approximately $444,945,000.

                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

   The annual rates of return, maturity dates, issuing company, and investment contract balances at December 31, 1995 and 1994, respectively, are as follows:
                                                 Contract        Contract
                                                 Value as        Value as
Annual Rate    Maturity                             of              of
 of Return       Date      Issuing Company       12/31/95        12/31/94
- -----------   ----------  -----------------    --------------  --------------
                                                    (Dollars in Thousands)
Variable      N/A          Metropolitan Life*      $537,954        $508,877
Variable      N/A          Metropolitan Life*       480,615         456,689
  7.35%       12/31/95     Metropolitan Life              -         231,808
  6.25%       8/15/98      Metropolitan Life         90,904               -
  7.41%       12/31/96     New York Life             68,770         102,964
  6.85%       12/31/96     New York Life             33,273          50,076
Variable      N/A          New York Life*           320,005               -
  6.86%       N/A          New York Life*                 -         305,047
  8.75%       1/3/95       New York Life                  -          34,992
  9.11%       12/31/96     Prudential
                             Management              15,041          22,185
  9.22%       12/31/96     Prudential
                             Management             117,080         172,505
  8.68%       12/31/94     Prudential
                             Management                   -         166,520
  8.90%       12/31/94     Prudential
                             Management                   -          53,642
  8.45%       12/31/96     Provident National        18,037          26,752
Variable      N/A          John Hancock*            175,397          93,352
Variable      N/A          John Hancock*            202,506         119,044
Variable      N/A          Mass Mutual*             316,435         212,014
  8.73%       12/31/94     Aetna Life & Casualty          -          69,671
  8.28%       1/02/98      Aetna Life & Casualty      6,004           6,405
  8.84%       12/31/95     Aetna Life & Casualty          -           1,358
                                                 ----------       ---------
       Total                                     $2,382,021      $2,633,901
                                                 ==========       =========

  *Individual separate account.

   The contract value of investment contracts in the Income Fund approximates fair value as of December 31, 1995.

   The average yield on investment contacts in the Income Fund for the years ended December 31, 1995 and 1994 are 7.5% and 6.4%, respectively.

   Mutual Funds - This investment option, initially made available to Program participants on January 1, 1995, is comprised of many different mutual funds managed by Fidelity Investments. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund's objectives and investments is contained in that fund's prospectus.

   OTHER FUNDS:

   The following funds held assets during 1995, but are no longer investment options of the Program:

   Diversified United States Government Securities - Prior to January 1, 1995, investments under this option consisted of short-term and medium-term securities, including bonds, notes, or bills issued by the U.S. Government or its agencies. Effective January 1, 1995, the Diversified United States Government Securities option was no longer offered as an investment option.

                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES


   Profit Sharing Fund - Prior to January 1, 1994, any profit sharing amounts which the Employee contributed to this investment option were invested in: (a) the Corporation's $1-2/3 par value common stock, (b) an investment contract, or (c) one-half in $1-2/3 par value common stock and one-half in an investment contract, as elected by the Employee. Effective January 1, 1994, this investment option was no longer available and upon expiration of investment contracts, employee contributions and interest earned thereon, were automatically transferred to the Income Fund or to other funds as elected by the participant.

   PARTICIPANT LOANS - Participants may borrow once per year from both their tax deferred and after-tax savings assets (excluding Corporation contributions, and earnings thereon subject to the required retention period). The amount and terms of the loans are limited under the Program. The loan interest rate will be established once each quarter at a rate equal to the prevailing prime lending rate as of the previous quarter and will apply to all new loans issued. Repayment of loans is generally made through after-tax payroll deductions and are invested in the same discretionary investment options that the Participant selected for their savings contributions. Interest paid on the loans is credited back to the borrowing employee's account in the Program. Partial and total prepayment of loans is permitted at any time, without penalty. Loans not repaid within the loan term are deemed to be distributions from participants' accounts.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

   o The financial statements of the Program are prepared under the accrual method of accounting.

   o Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals and administrative expenses charged by the issuer of the contract.

   o  Security transactions are recorded on the trade date.

   o Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are owned by the Program.

   o  Certain costs of Program administration are paid by the Corporation.

   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

C.  THE MASTER TRUSTS

   In December 1994, the Corporation established the General Motors Savings Plans Master Trust (the "Master Trust") pursuant to a trust agreement among the Corporation, Saturn Corporation and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

   Employee benefit plans participating in the Master Trust include the following:

   o General Motors Savings-Stock Purchase Program for Salaried Employees in the United States
   o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
   o  Saturn Individual Savings Plan for Represented Members
   o  Saturn Personal Choices Savings Plan for Non-Represented Members

   The Master Trust is composed of five commingled master trust investment options: the GM $1-2/3 Common Stock Fund, the GM Class H Common Stock Fund, the GM Class E Common Stock Fund, the Equity Index Fund, and the Balanced Fund. Each of these investment options is described in Note A. Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the five master trust investment options.

   The net investment income of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on that plan's interest in each Master Trust investment fund, as compared with the total interest in each Master Trust investment fund of all the participating plans.

   As of December 31, 1995, the Program had approximately a 79% interest in the Master Trust.

   Total investments of all participating plans in the Master Trust at December 31, 1995 are summarized as follows (dollars in thousands):

   ASSETS:
      Investments, at fair value:
         Common Stock:
            General Motors $1-2/3 par value         $4,696,965
            General Motors Class E, $0.10 par value    759,539
            General Motors Class H, $0.10 par value    261,927
            Other Corporate                             11,666
         U.S. Government Securities                         33
         Common/Collective Trusts                    1,612,315
         Cash                                          103,410
                                                     ---------
            Total investments                        7,445,855
      Receivables:
         Due from broker for investments sold           13,152
         Accrued investment income                       1,591
                                                     ---------
            Total receivables                           14,743
                                                     ---------
            Total assets                            $7,460,598
                                                     =========

   Liabilities -
      Due to broker for securities purchased              (186)
                                                     ---------
   Net assets available for benefits                $7,460,412
                                                     =========

     The net investment earnings of all participating plans in the Master Trust for the year ended December 31, 1995 is summarized as follows (dollars in thousands):

   Interest                                             $9,570
   Dividends                                           125,249
   Net appreciation in fair value of investments:
     Common stocks                                   1,296,102
     U.S. Government securities                            109
     Common/collective trust                           405,995
     Registered investment company                       9,301
                                                     ---------
   Total net appreciation in fair value
     of investments                                  1,711,507
                                                     ---------
   Total investment earnings                        $1,846,326
                                                     =========
                                    - 11 -

                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

   In 1994, the Corporation established a Master Trust agreement for the assets of the Balanced Fund. The General Motors Balanced Fund Master Trust (the "Balanced Fund Master Trust") permitted the commingling of Balanced Fund assets among participating plans. Effective January 1, 1995, such Balanced Fund Master Trust assets became a part of the Master Trust assets.

   As of December 31, 1994, the Program had approximately a 79% interest in the Balanced Fund Master Trust. The net asset value of the Balanced Fund Master Trust was calculated on a semi-monthly basis and was allocated to each participating plan based on the Program's interest in the Balanced Fund Master Trust, as compared with the total interest in the Balanced Fund Master Trust of all the participating plans.

   The assets of the Balanced Fund Master Trust at December 31, 1994 are summarized as follows (dollars in thousands):

      Equity investments                        $8,145
      Fixed income investments                     996
      Commingled trust funds:
         Pooled corporate obligations           13,305
         Pooled common stock                    15,751
         Pooled multi-asset portfolio           19,319
      Short-term investments and other
         assets, net                               917
                                                ------
      Total                                    $58,433
                                                ======

   The Balanced Fund Master Trust's total investment loss for the year ended December 31, 1994 is summarized as follows (dollars in thousands):

      Interest                                    $111
      Dividends                                    319
      Commingled trust funds                       347
      Net depreciation in fair value
         of investments                           (868)
                                                ------
      Total investment loss                       ($91)
                                                ======

D.  FUND INFORMATION

   Contributions, investment income and distributions to participants by fund are as follows for the years ended December 31, 1995 and 1994. Mutual fund investment options which individually comprise less than 5% of the Program's total net assets available for benefits have been combined.

                                                 1995              1994
                                            ------------       -----------
                                                 (Dollars in Thousands)
   Participant Contributions:
      GM Savings Plans Master Trust            $234,590            $     -
      Income Fund                                74,572             74,835
      Mutual Funds                               68,957                  -
      GM $1-2/3 par value Common Stock Fund           -            126,516
      GM Class H Common Stock Fund                    -             13,237
      GM Class E Common Stock Fund                    -             32,621
      Balanced Fund                                   -              4,484
      Equity Index Fund                               -             52,462
      Diversified U.S. Government Securities          -             12,227
                                                -------            -------
   Total                                       $378,119           $316,382
                                                =======            =======
   Employer Contributions:
      GM Savings Plans Master Trust             $81,543            $     -
      GM $1-2/3 par value Common Stock Fund           -             47,136
                                                -------            -------
   Total                                        $81,543            $47,136
                                                =======            =======

                                    - 12 -

                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                                                 1995              1994
                                            ------------       -----------
                                                 (Dollars in Thousands)
   Investment income (loss):
     Interest and dividends
      GM Savings Plans Master Trust            $125,412           $      -
      Income Fund                               187,165            176,320
      Mutual Funds                               73,968                  -
      GM $1-2/3 par value Common Stock Fund           -             64,484
      GM Class E Common Stock Fund                    -              8,536
      GM Class H Common Stock Fund                    -              4,652
      Balanced Fund                                   -                 36
      Equity Index Fund                               -             22,097
      U.S. Government Securities Funds                -             21,650
      Participant Loans                               -             26,791
                                              ---------            -------
   Total                                        386,545            324,566
                                              ---------            -------

   Net appreciation (depreciation) in fair
     value of investments
      GM Savings Plans Master Trust           1,347,413                  -
      Mutual Funds                               83,587                  -
      GM $1-2/3 par value Common Stock Fund           -           (992,111)
      GM Class E Common Stock Fund                    -            165,960
      GM Class H Common Stock Fund                    -            (21,917)
      Balanced Fund                                   -               (160)
      Equity Index Fund                               -            (11,952)
      U.S. Government Securities Funds                -            (20,387)
                                              ---------            -------
   Total                                      1,431,000           (880,567)
                                              ---------            -------
      Total investment income (loss)         $1,817,545          ($556,001)
                                              =========            =======

   Distributions to Participants:
      GM Savings Plans Master Trust           ($187,184)          $      -
      Income Fund                              (144,126)          (156,504)
      Mutual Funds                              (23,235)                 -
      GM $1-2/3 par value Common Stock Fund           -           (152,163)
      GM Class H Common Stock Fund                    -             (7,402)
      GM Class E Common Stock Fund                    -            (20,956)
      Balanced Fund                                   -             (1,301)
      Equity Index Fund                               -            (32,801)
      Diversified U.S. Government Savings Bond        -            (15,492)
      Participant Loans                          (7,422)            (7,538)
                                                -------            -------
   Total                                      ($361,967)         ($394,157)
                                                =======            =======

E.  TERMINATION OF THE PLAN

   Although it has not expressed any intent to do so, the Corporation has the right to terminate the Program subject to the provisions of ERISA. Such termination of the Program, if any, would not affect a participant's interest in assets already in the Program.

F.  FEDERAL INCOME TAXES

   In August 1989, the Program was determined by the IRS to be a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a), 401(k), and 4975(e)(7)of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Program has been amended since the effective date included in the determination by the IRS. In March 1995, the amended Program was submitted for another IRS determination, which is currently pending. The Program's fiduciary and tax counsel believe that the Program is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Program's financial statements.
                                    - 13 -

                                     GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                      FOR SALARIED EMPLOYEES IN THE UNITED STATES


G.  PARTICIPANT UNIT DATA

    FOR THE YEAR ENDED DECEMBER 31, 1995

                                                        GENERAL MOTORS SAVINGS PLAN MASTER TRUST
                                         --------------------------------------------------------------------
                                              GM           GM            GM
                                          $1-2/3 Par     Class E       Class H
                                         Common Stock  Common Stock  Common Stock   Balanced    Equity Index
                                             Fund         Fund          Fund          Fund          Fund
                                         -----------  -----------    ----------    ---------    ------------
                                                                (Units in Thousands)

Quarter ended March 31
  Plan number of units outstanding          37,101        5,605       1,948          4,154         72,961
  Net asset value per unit                 $104.11      $100.63     $116.92         $10.56         $10.97

Quarter ended June 30
  Plan number of units outstanding          33,941        5,393       1,990          3,963         71,814
  Net asset value per unit                 $110.81      $112.57     $112.66         $11.22         $12.02

Quarter ended September 30
  Plan number of units outstanding          31,908        5,493       2,062          4,137         72,922
  Net asset value per unit                 $111.62      $118.11     $117.20         $11.85         $12.98

Quarter ended December 31
  Plan number of units outstanding          29,953        5,601       1,858          4,368         75,259
  Net asset value per unit                 $126.37      $134.71     $139.41         $12.41         $13.76

See Notes to Financial Statements.

                         GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM FOR SALARIED EMPLOYEES IN THE UNITED STATES


G.  PARTICIPANT UNIT DATA - Concluded

    FOR THE YEAR ENDED DECEMBER 31, 1994

                                                GM
                                          Balanced Fund
                                           Master Trust     Equity Index
                                               Fund             Fund
                                          -------------     -----------
                                              (Units in Thousands)
Quarter ended March 31
  Plan number of units outstanding              625               821
  Net asset value per unit                   $98.08           $985.21

Quarter ended June 30
  Plan number of units outstanding              668              807
  Net asset value per unit                   $98.11          $989.47

Quarter ended September 30
  Plan number of units outstanding              665              802
  Net asset value per unit                  $100.63        $1,038.01

Quarter ended December 31
  Plan number of units outstanding              495              749
  Net asset value per unit                   $99.51        $1,037.10


     Effective January 1,1995 the Plan changed the bases used to determine the number of units outstanding for the Balanced Fund and Equity Index Fund.


                                                      * * * * * *

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                  FOR SALARIED EMPLOYEES IN THE UNITED STATES

H.  SUBSEQUENT EVENTS

     The following modifications were made to the Program subsequent to December 31, 1995:

     o The Corporation announced in 1995 its intention to split-off its Electronic Data Systems ("EDS") wholly-owned subsidiary, subject to which all GM Class E Common Stock would be exchanged for EDS Common Stock. Effective June 7, 1996, the split-off was consummated and as a result, the GM Class E Common Stock Fund was changed to the EDS Common Stock Fund. The EDS Common Stock Fund will be eliminated in five years, during which time no new contributions, loan repayments or exchanges into the EDS Common Stock Fund will be permitted. Dividends, if any, paid on EDS Common Stock held by the Program will be invested in the Income Fund investment option prior to allocation to participant accounts.

   o  Effective April 1, 1996, the Program was amended as follows:

      -  retired and terminated participants may withdraw participant loans;
      - retired and terminated participants may request partial withdrawals of their vested account balances at any time;
      - terminated participants may request that benefit withdrawals be received in installment payments; and
      - terminated participants may defer indefinitely the withdrawal of their vested Program account balance, subject to Federal minimum distribution requirements.

     o The stock-based portion of the Program was converted into an employee stock ownership plan ("ESOP"). As a result, the Program adopted a flexible dividend payment option whereby participants may elect to receive directly, without early withdrawal penalty, cash dividend payments from GM $1-2/3 par value Common and GM Class H Common shares held in their Program accounts, rather than investing such dividends into the Program.

                                        GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                         FOR SALARIED EMPLOYEES IN THE UNITED STATES

                                   Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                   AS OF DECEMBER 31, 1995
                                                                           Current
   Description of Investments                              Cost             Value
   --------------------------                         --------------    --------------
                                                           (Dollars in Thousands)
Value of Interest in General Motors
  Savings Plan Master Trust*                           $4,647,605      $5,888,446

  Fixed Income Fund                                       444,945         444,945

  Loan Fund*                                                    -         448,494

   Fidelity Mutual Funds*:
     Mutual Fund
  ----------------------------
  Fidelity                                                 13,028          13,611
  Puritan                                                  43,839          46,251
  Trend                                                     2,938           2,654
  Magellan                                                150,902         153,101
  Contra Fund                                              86,845          89,363
  Equity Income                                            24,202          25,906
  Growth Company                                           35,550          36,708
  Investment Grade                                         14,190          14,652
  Growth & Income                                          45,774          49,772
  Value                                                    66,996          72,430
  Government Securities                                   217,492         238,378
  Retirement Growth                                        32,437          33,464
  OTC Portfolio                                            24,590          25,270
  Overseas                                                 20,122          21,243
  Europe                                                    5,367           5,569
  Pacific Basin                                            12,951          13,215
  Real Estate                                               5,659           6,059
  Balanced Fund                                             8,745           9,097
  International Growth & Income                             4,658           4,871
  Capital Appreciation                                      6,138           6,096
  Convertible Securities                                    6,059           6,103
  Canada                                                    1,904           2,111
  Utilities                                                38,344          40,921
  Blue Chip                                               167,533         174,390
  Asset Manager                                            13,204          14,420
  Disciplined Equity                                       12,369          12,167
  Worldwide                                                34,894          35,589
  Equity Income II                                        108,858         117,609
  Stock Selector                                           15,506          15,494
  Asset Manager - Growth                                    8,244           9,236
  Diversified International                                 5,616           5,905
  Asset Manager - Income                                    3,250           3,391
  Dividend Growth                                          13,562          13,970
  Fidelity Global Balanced                                    764             825
  Fidelity Small Cap Stock                                 15,607          15,048
  Global Bond                                               3,727           3,787
  Fidelity Fifty                                            4,950           4,997
  ----------------------------                          ---------       ---------
  Total Mutual Funds                                    1,279,814       1,343,673
  -------------------------------------------------------------------------------


                                        GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                         FOR SALARIED EMPLOYEES IN THE UNITED STATES

                                  Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                   AS OF DECEMBER 31, 1995
                                                          Continued


                                                                                         Current
        Description of Investment                                         Cost            Value
- ---------------------------------------------------------------      --------------   -------------
                                                                         (Dollars in Thousands)

Investment Contracts:      Maturity
   Issuing Company         Date             Contract      Rate
   ------------------      ----------     -----------   -------
  Aetna                    1/2/98         GACLT13100      8.28%             6,004          6,004
  Metropolitan Life           N/A            GA13415    Variable          537,954        537,954
  Metropolitan Life           N/A            GA13414    Variable          480,615        480,615
  Metropolitan Life        8/15/98           GA13635      6.25%            90,904         90,904
  New York Life            12/31/96          GA06362      6.85%            33,273         33,273
  New York Life            12/31/96       GA06362002      8.45%            68,770         68,770
  New York Life               N/A            GA06691    Variable          320,005        320,005
  Prudential Management    12/31/96       GIC6171213      9.11%            15,041         15,041
  Prudential Management    12/31/96        GA6171214      9.22%           117,080        117,080
  Provident National       12/31/96       GA02704959      8.45%            18,037         18,037
  John Hancock                N/A         GAC7272SA77   Variable          175,397        175,397
  John Hancock                N/A         GA7271SA76    Variable          202,506        202,506
  Mass Mutual                 N/A           GIC10753    Variable          316,435        316,435
                                                                       ----------     ----------
  Total Investment Contracts                                            2,382,021      2,382,021
                                                                       ----------     ----------
  Total Investments                                                    $8,754,385    $10,507,579
                                                                       ==========     ==========


 *Party-in-Interest


                                       GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                        FOR SALARIED EMPLOYEES IN THE UNITED STATES


                                        Line 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                            FOR THE YEAR ENDED DECEMBER 31, 1995
                                                   (Dollars in Thousands)

                                                           Purchases                     Sales
                                                        --------------    ---------------------------------------
Identity of                                                 Purchase       Sales        Original       Net Gain
Party/Broker         Description of Asset                    Price         Price          Cost           (Loss)
- ------------         --------------------               --------------    --------    ------------   ------------

                                               SERIES REPORTABLE TRANSACTIONS
                                               ------------------------------

State Street Bank    Fixed Income Fund                     $1,355,987      $891,042       $891,042            -
  and Trust          (144 purchases, 132 sales)

John Hancock         Investment Contract No. GAC7272SA77      175,396             -              -            -
                     (13 purchases, 0 sales)

John Hancock         Investment Contract No. GA7271SA76       202,506             -              -            -
                     (13 purchases, 0 sales)

Mass Mutual          Investment Contract No. GIC10753         316,435             -              -            -
  Life Insurance     (14 purchases, 0 sales)

Metropolitan Life    Investment Contract No. GA12834          245,049       245,049        245,049            -
  Insurance Co.      (12 purchases, 9 sales)

Metropolitan Life    Investment Contract No. GA13415          537,954             -              -            -
  Insurance Co.      (12 purchases, 0 sales)

Prudential Asset     Investment Contract No. 6171-212         166,596       166,596        166,596            -
  Management         (2 purchases, 0 sales)

Fidelity Investments Magellan Fund                            234,028        86,733         83,796        2,970
                     (219 purchases, 213 sales)

Fidelity Investments Blue Chip Fund                           215,867        50,744         48,252        2,492
                     (219 purchases, 213 sales)


                                       GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                        FOR SALARIED EMPLOYEES IN THE UNITED STATES


                                        Line 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                            FOR THE YEAR ENDED DECEMBER 31, 1995
                                                   (Dollars in Thousands)

                                                           Purchases                     Sales
                                                        --------------    ---------------------------------------
Identity of                                                 Purchase       Sales        Original       Net Gain
Party/Broker         Description of Asset                    Price         Price          Cost           (Loss)
- ------------         --------------------               --------------    --------    ------------   ------------


                                               SINGLE REPORTABLE TRANSACTIONS
                                               ------------------------------

State Street Bank    Fixed Income Fund                       $326,341      $326,341       $326,341            -
  and Trust

Mass Mutual          Investment Contract No. GIC10753         212,014             -              -            -
  Life Insurance     (transfer)

Metropolitan Life    Investment Contract No. GA12834          231,807       231,807        231,807            -
  Insurance Co.      (transfer)

Metropolitan Life    Investment Contract No. GA13415          508,876       508,876        508,876            -
  Insurance Co.      (transfer)

Metropolitan Life    Investment Contract No. GA13415          456,689             -              -            -
  Insurance Co.      (transfer)

Prudential Asset     Investment Contract No. 6171-212         166,519       166,519        166,519            -
  Management         (transfer)

Prudential Asset     Investment Contract                      166,595             -              -            -
  Management


